Exhibit 99.2

PUBLIC IRREVOCABLE OFFER

Nicosia, Republic of Cyprus

October 07, 2020

By this offer (the “Offer”), QIWI PLC (the “Offeror”, “QIWI PLC”), a legal entity incorporated under the laws of the Republic of Cyprus, registration number: HE 193010, legal address: 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus, represented by Mr Philios Yiangou, Deputy Chief Executive Officer, acting under the Articles of Association, irrevocably undertakes, in the event of the occurrence of any Acquisition Ground (as defined below) and subsequent acceptance of this Offer, to acquire:

uncertificated interest-bearing non-convertible centrally recorded Exchange-regulated Bonds of QIWI Finance Limited Liability Company (OGRN:1207700190609, INN: 9724013480) (the “Issuer”) series 001P-01, issue registration number 4B02-01-00011-L-001P dated October 06, 2020 (the “Exchange-regulated Bonds”), placed under the Exchange-regulated Bonds program to which PJSC Moscow Exchange assigned registration number 4-00011-L-001P-02E on 11 September 2020 from any person who is an owner or fiduciary trustee of the Exchange-regulated Bonds (including the management company of a mutual investment fund, management company of a pension fund) (a “Holder of exchange-regulated bonds”), whose rights to alienate Exchange-regulated Bonds in accordance with the terms of this Offer are not limited by the applicable law, including the current legislation of the Russian Federation.

The Offeror undertakes to purchase Exchange-regulated Bonds on the following conditions:

1	TERMS AND DEFINITIONS

“Offeror’s Agent” means Gazprombank (Joint-Stock Company) (OGRN: 1027700167110, INN: 7744001497, brokerage license 177-04229-100000 dated 27 December 2000) which is a trading participant at PJSC Moscow Exchange, or another person which is a trading participant at PJSC Moscow Exchange, appointed by the Offeror in this capacity when replacing the Offeror’s Agent.

In case of replacement of the Offeror’s Agent, the information about the new Offeror’s Agent will be published on the Internet page at the following address: https://disclosure.1prime.ru/Portal/Default.aspx?emId=9909362043 or on the other Internet page provided to QIWI PLC by the information agency authorized to disclose information on the securities market in accordance with the current legislation of the Russian Federation (the “New Offeror Agent Notice”) (the “Offeror Page”) no later than the fifteenth (15th) Business Day prior to Acquisition Date 1(as defined below);

“Acceptor” means a Holder of exchange-regulated Bonds who has accepted the Offer by performing the actions specified in the section 3 of this Offer;

“Group” means QIWI PLC and the companies and/or undertakings, which directly or indirectly control, are controlled by or under common control with QIWI PLC, and the companies and/or undertakings, the standalone financial statements of which would be consolidated with those of QIWI PLC in consolidated financial statements of QIWI PLC in accordance with the IFRS (the consolidated subsidiaries). “Control”, in relation to a legal entity (undertaking), means holding or controlling directly or indirectly: (a) a majority of the issued charter capital; (b) a majority of the voting rights exercisable at general meetings of the members of that undertaking on all, or substantially all, matters; (c) the right to appoint or remove directors having a majority of the voting rights exercisable at meetings of the board of directors of that undertaking on all, or substantially all, matters; or (d) the right (whether pursuant to a contract, understanding or other arrangement) to direct or cause to be directed directly or indirectly a dominant influence over such other undertaking.

“Acquisition Date 1” means the thirtieth (30th) Business Day from the date of an Acquisition Ground (excluding such date);

“Acquisition Date 2” means the tenth (10th) Business Day from Acquisition Date 1 (excluding such date);

“Default Coupon Income” means interest income (coupon) from Exchange-regulated Bonds payment of which has been delayed by the Issuer for more than ten (10) Business Days;

“Loan Agreements” means the loan agreements prescribed by the purposes of issuance of Exchange-regulated Bonds defined in the Securities Prospectus registered in respect of Exchange-regulated Bonds (1) one of which will be concluded between the Issuer as the lender and QIWI PLC as the borrower on or near the date of commencement of placement of Exchange-regulated Bonds, (2) one which will be concluded between the Issuer as a lender and QIWI Joint-Stock Company (OGRN: 1047796041039, INN: 7707510721) as a borrower on or near the date of commencement of placement of Exchange-regulated Bonds, (3) and one with other companies of the Group and on the basis of which loans will be provided by the Issuer in favour of QIWI PLC, QIWI Joint-Stock Company or other companies of the Group from monies raised through the placement of Exchange-regulated Bonds.

“Adjusted EBITDA” means an indicator calculated for the last 12 months on the basis of the Group’s annual and semi-annual consolidated financial statements prepared in accordance with the IFRS.

Calculation of Adjusted EBITDA on the basis of the Group’s annual consolidated financial statements prepared in accordance with the IFRS is carried out according to the following methodology:

Adjusted EBITDA = A+B+C+D, where:

A = Profit (loss) from operations1,

B = Absolute depreciation and amortization2,

C = Share-based payments3,

D = Absolute impairment of non-current assets4,

Calculation of Adjusted EBITDA in the second half of the year following the publication/disclosure of the Group’s semi-annual consolidated financial statements prepared in accordance with the IFRS is carried out according to the following methodology:

[1]	The indicator “Profit/(Loss) from operations” is specified in the Consolidated Statement of Comprehensive Income. The indicator includes profit (loss) from ongoing and discontinuing activities.
[2]	The indicator “Depreciation and Amortization” is specified in the Consolidated Statement of Comprehensive Income. The indicator includes profit (loss) from ongoing and discontinuing activities.
[3]	The indicator “Share-based payments” is specified in the Consolidated Statement of Cash Flows. The indicator includes profit (loss) from ongoing and discontinuing activities.
[4]	The indicator “Impairment of non-current assets” is specified in the Consolidated Statement of Comprehensive Income. The indicator includes profit (loss) from ongoing and discontinuing activities.

Adjusted EBITDA = A+B+C+D, where:

A = Profit (loss) from operations for the previous calendar year – Profit (loss) from operations for the first half of the previous calendar year + Profit (loss) from operations for the first half of the current calendar year,

B = Absolute depreciation and amortization for the previous calendar year – Absolute depreciation and amortization for the first half of the previous calendar year + Absolute depreciation and amortization for the first half of the current calendar year,

C = Share-based payments for the previous calendar year – Share-based payments for the first half of the previous calendar year + Share-based payments for the first half of the current calendar year,

D = Absolute impairment of non-current assets for the previous calendar year – Absolute impairment of non-current assets for the first half of the previous calendar year + Absolute impairment of non-current assets for the first half of the current calendar year;

“Law on the Securities Market” means Federal Law No. 39-FZ “On the Securities Market” dated 22/04/1996;

“Consolidated Cash Capital Adequacy Ratio” means an indicator calculated on the basis of the Group’s annual and semi-annual consolidated financial statements prepared in accordance with the IFRS according to the following methodology:

Consolidated Cash Capital Adequacy Ratio	=	A-B	* 100% , where
C+D

A = Total equity5,

B = Goodwill and other intangible assets6,

C = Total current liabilities7,

D = Total non-current liabilities8.

[5]	The indicator “Total equity” is specified in the Consolidated Statement of Financial Position.
[6]	The indicator “Goodwill and other intangible assets” is specified in the Consolidated Statement of Financial Position.
[7]	The indicator “Total current liabilities” is specified in the Consolidated Statement of Financial Position.
[8]	The indicator “Total non-current liabilities” is specified in the Consolidated Statement of Financial Position.

“Consolidated Interest Expense Coverage Ratio” means an indicator calculated on the basis of the Group’s annual and semi-annual consolidated financial statements prepared in accordance with the IFRS and representing the ratio of Adjusted EBITDA to the absolute value of the sum of Interest expenses related to financial debt9 and Lease interest expenses10, provided that

Interest expenses related to financial debt and Lease interest expenses in the second half of the year following the publication/disclosure of the semi-annual statements are calculated as follows:

Interest expenses related to financial debt and lease interest expenses for the previous calendar year – Interest expenses related to financial debt and lease interest expenses for the first half of the previous calendar year + Interest expenses related to financial debt and lease interest expenses for the first half of the current calendar year.

“Consolidated Financial Leverage Ratio” means an indicator calculated on the basis of the Group’s annual and semi-annual consolidated financial statements prepared in accordance with the IFRS and representing the ratio of Total Debt to Adjusted EBITDA;

“IFRS” means the international accounting standards specified in Regulation No. 1606/2002 adopted by the European Parliament and the Council of Europe on 19 July 2002;

“NSD” means Non-Bank Credit Institution Joint-Stock Company “National Settlement Depository” (NCI JSC NSD) (OGRN: 1027739132563, INN: 7702165310);

“Total Debt” means an indicator calculated on the basis of the Group’s annual and semi-annual consolidated financial statements prepared in accordance with the IFRS according to the following methodology:

Total Debt = A+B+C+D, where

A = Long-term Debt11,

[9]	The indicator “Interest expenses related to financial debt” is specified in the note “Debt” in the consolidated financial statements.
[10]	The indicator “Lease interest expenses” is specified in the note “Lease” in the consolidated financial statements.
[11]	The indicator “Long-term Debt” is specified in the Consolidated Statement of Financial Position.

B = Short-term Debt12,

C = Long-term lease liabilities13,

D = Short-term lease liabilities14.

“Offer Acceptance Notification Period” means a period of time determined as follows:

•

in relation to conditions (a) – (d) of sub-clause 2.1 of clause 2 of this Offer: starting at 10:00 a.m. Moscow time on the Business Day following the day on which the relevant Acquisition Ground is deemed to have occurred and ending at 5:00 p.m. Moscow time on the Business Day which is the third (3rd) Business Day before Acquisition Date 1 (excluding Acquisition Date 1) or the Business Day preceding the date of disclosure by the Issuer and/or the Bondholders’ Representative of information on the elimination of the violation, if this day comes earlier;

•

in relation to condition (e) of sub-clause 2.1 of clause 2 of this Offer: starting at 10:00 a.m. Moscow time on the Business Day following the day on which the relevant Acquisition Ground is deemed to have occurred and ending at 5:00 p.m. Moscow time on the Business Day which is the third (3rd) Business Day before Acquisition Date 1 (excluding Acquisition Date 1) or the Business Day preceding the date of disclosure by the Issuer of information on the determination of a new bondholders’ representative, if this day comes earlier;

•

in relation to conditions (f) – (y) of sub-clause 2.1 of clause 2 of this Offer: starting at 10:00 a.m. Moscow time on the Business Day following the day on which the relevant Acquisition Ground is deemed to have occurred and ending at 5:00 p.m. Moscow time on the Business Day which is the third (3rd) Business Day before Acquisition Date 1 (excluding Acquisition Date 1).

If the last day of the Offer Acceptance Notification Period falls on a day preceding a public holiday or non-working day in the Russian Federation, the Offer Acceptance Notification Period shall end at 4:00 p.m. Moscow time on the day preceding such public holiday or non-working day;

[12]	The indicator “Short-term Debt” is specified in the Consolidated Statement of Financial Position.
[13]	The indicator “Long-term lease liabilities” is specified in the Consolidated Statement of Financial Position.
[14]	The indicator “Short-term lease liabilities” is specified in the Consolidated Statement of Financial Position.

“Bondholders’ Representative” means Legal Capital Investor Services Limited Liability Company (OGRN: 1025402483809, INN: 5406218286) or another person who has been duly determined and registered as the representative of holders of Exchange-regulated Bonds;

“Business Day” means a day that is not a non-working day or public holiday in accordance with the laws of the Russian Federation and the Republic of Cyprus and on which payment orders from legal entities in Moscow and Nicosia are executed and accepted for execution, unless otherwise expressly provided herein;

“Redomiciliation” means a change in the Offeror’s personal law that has occurred as a result of any actual and/or legal actions of the Offeror. A change in the tax residency of QIWI PLC is not redomiciliation unless the personal law of QIWI PLC is changed;

“Russian Rating Agency” means a credit rating agency that has been included by the Bank of Russia in the register of credit rating agencies and the rating of which is used by the Board of Directors of the Bank of Russia in determining the necessary levels of the relevant ratings in the manner provided for in clause 17.5 of article 18 of Federal Law No. 86-FZ “On the Central Bank of the Russian Federation (Bank of Russia)” dated 10/07/2002;

“Issue Documents” means (1) the decision to issue Exchange-regulated Bonds (including all changes thereto), (2) the Exchange-regulated Bonds program (registration number 4-00011-L-001P-02E dated 11 September 2020) (including all changes thereto) under which the Exchange-regulated Bonds issue has been placed.

Terms used in this Offer but not specifically defined by this Offer are used in the meanings established by PJSC Moscow Exchange’s Equity & Bond Market and Deposit Market Trading Rules (Part I “General Section”, Part II “Equity & Bond Market Section”) approved by the Supervisory Board of PJSC Moscow Exchange on 20 April 2020 (Protocol No. 24) with all additions and amendments thereto, and in case of approval of a new edition, in accordance with the current edition (the “Rules”), other regulatory documents of PJSC Moscow Exchange and the NSD, as well as regulations governing the issuance and circulation of securities in the Russian Federation, and other regulations of the Russian Federation.

2	OFFER ACCEPTANCE CONDITIONS

2.1	This Offer may be accepted by a Holder of exchange-regulated bonds upon the occurrence of any of the following conditions:

(a)	a delay in fulfillment of the obligation to pay the next interest income (coupon) on Exchange-regulated Bonds by the Issuer for more than ten (10) Business Days in the Russian Federation.

Condition (a) shall be deemed to have occurred from the moment the Holder of exchange-regulated bonds learned or should have learned of its occurrence. In particular, the moment of disclosure by the Issuer or the Bondholders’ Representative of information on the occurrence of the relevant condition shall be considered such moment. If the Issuer and the Bondholders’ Representative disclose the said information on different dates, condition (a) shall be deemed to have occurred on the earlier of these dates;

(b)	a delay in fulfillment of the obligation to pay the par value (a part of the par value) of Exchange-regulated Bonds by the Issuer for more than ten (10) Business Days in the Russian Federation.

Condition (b) shall be deemed to have occurred from the moment the Holder of exchange-regulated bonds learned or should have learned of its occurrence. In particular, the moment of disclosure by the Issuer or the Bondholders’ Representative of information on the occurrence of the relevant condition shall be considered such moment. If the Issuer and the Bondholders’ Representative disclose the said information on different dates, condition (b) shall be deemed to have occurred on the earlier of these dates;

(c)	a delay in fulfillment of the obligation to purchase Exchange-regulated Bonds by the Issuer for more than ten (10) Business Days in the Russian Federation.

Condition (c) shall be deemed to have occurred from the moment the Holder of exchange-regulated bonds learned or should have learned of its occurrence. In particular, the moment of disclosure by the Issuer or the Bondholders’ Representative of information on the occurrence of the relevant condition shall be considered such moment. If the Issuer and the Bondholders’ Representative disclose the said information on different dates, condition (c) shall be deemed to have occurred on the earlier of these dates;

(d)	delisting of Exchange-regulated Bonds due to their Issuer’s violating the disclosure requirements established by the Law on the Securities Market and/or the rules of the trade organizer.

Condition (d) shall be deemed to have occurred on the date on which the trade organizer discloses information on the delisting of Exchange-regulated Bonds due to their Issuer’s violating the disclosure requirements;

(e)

a failure by the Issuer to determine within sixty (60) calendar days from the date of occurrence of circumstances specified in clause 1 of article 29.4 of the Law on the Securities Market a new representative of holders of Exchange-regulated Bonds to supersede the Bondholders’ Representative previously determined by the Issuer.

Condition (e) shall be deemed to have occurred if, prior to the expiration of the period provided for by condition (e), the Issuer has not disclosed information on the determination of a new representative of holders of Exchange-regulated Bonds by the Issuer;

(f)	the Consolidated Financial Leverage Ratio has exceeded 2.0.

Condition (f) shall be deemed to have occurred on the date of disclosure by QIWI PLC of the Group’s annual or semi-annual consolidated financial statements prepared in accordance with the IFRS in accordance with which the Consolidated Financial Leverage Ratio has exceeded the level specified in condition (f). Condition (f) shall also be deemed to have occurred if the lack of relevant components (indicators) for calculating the Consolidated Financial Leverage Ratio makes it impossible to calculate this ratio on the basis of the Group’s annual and/or semi-annual consolidated financial statements prepared in accordance with the IFRS and disclosed by QIWI PLC;

(g)	the Consolidated Interest Coverage Ratio has decreased to 7.0 or below.

Condition (g) shall be deemed to have occurred on the date of disclosure by QIWI PLC of the Group’s annual or semi-annual consolidated financial statements prepared in accordance with the IFRS in accordance with which the Consolidated Interest Expense Coverage Ratio has decreased to the level specified in condition (g) or below. Condition (g) shall also be deemed to have occurred if the lack of relevant components (indicators) for calculating the Consolidated Interest Expense Coverage Ratio makes it impossible to calculate this ratio on the basis of the Group’s annual and/or semi-annual consolidated financial statements prepared in accordance with the IFRS and disclosed by QIWI PLC;

(h)	the Consolidated Cash Capital Adequacy Ratio has decreased below 20%.

Condition (h) shall be deemed to have occurred on the date of disclosure by QIWI PLC of the Group’s annual or semi-annual consolidated financial statements prepared in accordance with the IFRS in accordance with which the Consolidated Cash Capital Adequacy Ratio has decreased to the level specified in condition (h). Condition (h) shall also be deemed to have occurred if the lack of relevant components (indicators) for calculating the Consolidated Cash Capital Adequacy Ratio makes it impossible to calculate this ratio on the basis of the Group’s annual and/or semi-annual consolidated financial statements prepared in accordance with the IFRS and disclosed by QIWI PLC;

(i)

the Group’s overdue accounts payable have exceeded two billion (2,000,000,000) rubles (or their equivalent in other currencies at the rate of the Bank of Russia as of the date of the delay in fulfillment of the relevant obligation).

Condition (i) shall be deemed to have occurred from the moment the Holder of exchange-regulated bonds learned or should have learned of its occurrence. In particular, the moment of disclosure by the Bondholders’ Representative of information on the occurrence of the relevant condition shall be considered such moment;

(j)

the Group’s amount of overdue loan obligations have exceeded two billion (2,000,000,000) rubles (or their equivalent in other currencies at the rate of the Bank of Russia as of the date of the delay in fulfillment of the relevant obligation).

Condition (j) shall be deemed to have occurred from the moment the Holder of exchange-regulated bonds learned or should have learned of its occurrence. In particular, the moment of disclosure by the Bondholders’ Representative of information on the occurrence of the relevant condition shall be considered such moment.

In addition, any of conditions (i) – (j) shall be deemed to have occurred if the Group’s annual or semi-annual consolidated financial statements prepared in accordance with the IFRS and disclosed by QIWI PLC contain an indication that one of these conditions has been violated;

(k)

the entry into legal force of a decision of a competent court or arbitral tribunal to recover from any Group company more than seven billion (7,000,000,000) rubles (or their equivalent in other currencies at the rate of the Bank of Russia as of the date of entry into force of the relevant decision of the competent court or arbitral tribunal).

Condition (k) shall be deemed to have occurred from the moment the Holder of exchange-regulated bonds learned or should have learned of the entry into force of the relevant decision of the competent court or arbitral tribunal. In particular, the disclosure by the Bondholders’ Representative of information on the occurrence of the relevant condition shall be considered such moment;

(l)

the provisions made by the Group in connection with Group companies’ participation in legal proceedings have exceeded one billion (1,000,000,000) rubles (or their equivalent in other currencies at the rate of the Bank of Russia as of the date of publication of the Group’s relevant annual or semi-annual consolidated financial statements prepared in accordance with the IFRS).

Condition (l) shall be deemed to have occurred on the date of disclosure by QIWI PLC of the Group’s annual or semi-annual consolidated financial statements prepared in accordance with the IFRS in accordance with which the provisions made by the Group in connection with Group companies’ participation in legal proceedings have exceeded the amount specified in condition (l);

(m)	the entry into force of a decision of a court of the Russian Federation to declare any of the Loan Agreements invalid, void, unconcluded or terminated.

Condition (m) shall be deemed to have occurred on the date of publication by an authorized court on the official Internet website at http://kad.arbitr.ru/ of the operative part of the relevant judgment;

(n)	issuance by a court of the Russian Federation of a judicial act to uphold an applicant’s request to declare the Issuer bankrupt.

Condition (n) shall be deemed to have occurred on the date of publication by an authorized court on the official Internet website at http://kad.arbitr.ru/ of the operative part of the relevant judgment;

(o)	initiation of any bankruptcy proceedings against the Offeror in accordance with the laws of the Republic of Cyprus or other applicable laws.

Condition (o) shall be deemed to have occurred from the moment the Holder of exchange-regulated bonds learned or should have learned of the initiation of any bankruptcy proceedings against the Offeror. In particular, the disclosure by the Bondholders’ Representative of information on the occurrence of the relevant condition shall be considered such moment;

(p)	withdrawal by a Russian Rating Agency of the Offeror’s credit rating on the Offeror’s initiative.

Condition (p) shall be deemed to have occurred on the date of publication by a Russian Rating Agency of the press release on the relevant rating agency’s Internet page.

The following cases shall not constitute a withdrawal by a Russian Rating Agency of the Offeror’s credit rating on the initiative of the Offeror:

•	a withdrawal of the Offeror’s credit rating is accompanied by the assignment of a credit rating to the Offeror on the basis of a modified or adjusted credit rating methodology;

•	no later than the date of such withdrawal, the Offeror is assigned a credit rating by another Russian Rating Agency;

(q)	the Offeror’s credit rating is downgraded by a Russian Rating Agency by three or more notches at a time.

Condition (q) shall be deemed to have occurred on the date of publication by a Russian Rating Agency of the press release about downgrading the Offeror’s credit rating on the relevant rating agency’s Internet page;

(r)

replacement of the audit organization auditing the Group’s consolidated financial statements prepared in accordance with the IFRS, except for cases when the audit organization is replaced with a company belonging to one of the following global audit company networks:

•	Deloitte Touche Tohmatsu;

•	PricewaterhouseCoopers;

•	Ernst & Young;

•	KPMG;

(the “Independent Auditors”).

Condition (r) shall be deemed to have occurred from the moment the Holder of exchange-regulated bonds learned or should have learned of the conclusion by QIWI PLC and an auditor who is not an Independent Auditor of an agreement to audit the Group’s consolidated financial statements prepared in accordance with the IFRS. In particular, the disclosure by the Bondholders’ Representative of information on the occurrence of the relevant condition shall be considered such moment;

(s)	A Redomiciliation of QIWI PLC without the consent of the Bondholders’ Representative obtained in the manner prescribed by the Issue Documents.

Condition (s) shall be deemed to have occurred from the moment the Holder of exchange-regulated bonds learned or should have learned of the Redomiciliation of QIWI PLC conducted without the consent of the Bondholder’s Representative. In particular, the disclosure by the Bondholder’ Representative of information on the occurrence of the relevant condition shall be considered such moment;

(t)

corporate reorganization of QIWI PLC in the form of a merger, consolidation, spin-off or split-up (or any combination of the above) or any other form pursuant to the laws of the Republic of Cyprus or any other applicable law, without the consent of the Bondholders’ Representative obtained in the manner prescribed by the Issue Documents.

For the avoidance of doubt, for the purposes of this Offer, acquisition or disposal by QIWI PLC of shares or interests in other legal entities shall not be deemed a corporate reorganization of QIWI PLC.

Condition (t) shall be deemed to have occurred from the moment the Holder of exchange-regulated bonds learned or should have learned of the QIWI reorganization conducted without the consent of the Bondholder’s Representative. In particular, the disclosure by the Bondholders’ Representative of information on the occurrence of the relevant condition shall be considered such moment;

(u)

non-disclosure by QIWI PLC within one hundred and twenty (120) calendar days after the end of a financial year of the Group’s annual consolidated financial statements prepared in accordance with the IFRS, together with an Independent Auditor’s auditor’s opinion in respect of such financial statements, on the Offeror’s Page on the Internet.

Condition (u) shall be deemed to have occurred on the one hundred and twenty-first (121st) calendar day after the end of the financial year during which QIWI PLC was to disclose the Group’s annual consolidated financial statements prepared in accordance with IFRS, or, if such day is not a Business Day, the next Business Day following it;

(v)

non-disclosure by QIWI PLC within ninety (90) calendar days after the end of the first half of a financial year of the Group’s semi-annual consolidated financial statements prepared in accordance with the IFRS on the Offeror’s Page on the Internet.

Condition (v) shall be deemed to have occurred on the ninety-first (91st) calendar day after the end of the first half of the financial year during which QIWI PLC was to disclose the Group’s semi-annual consolidated financial statements prepared in accordance with IFRS, or, if such day is not a Business Day, the next Business Day following it;

(w)

a failure to conclude an agreement between the Offeror and the Offeror’s Agent under which the Offeror’s Agent undertakes, acting on its own behalf and at the expense of the Offeror, to make transactions for the purchase of Exchange-regulated Bonds in the manner provided for in section 5 of this Offer within sixty (60) calendar days from the date of commencement of placements of Exchange-regulated Bonds or, in the event of termination of such an agreement, a failure to conclude agreement between the Offeror and the new agent within more than sixty (60) calendar days after the date of termination of the said contract with the Offeror’s Agent (excluding such date).

Condition (w) shall be deemed to have occurred if, prior to the deadlines provided for by condition (w), the Offeror did not disclose information on the fact that the Offeror had concluded the relevant agreement with the Offeror’s Agent;

(x)

a failure by the Issuer to send to the Bondholders’ Representative (unless there is no Bondholders’ Representative (not appointed)) the Issuer’s Report (as defined below) within ten (10) Business Days from the date on which the Issuer’s Report shall be provided if the Issuer did not by itself disclose the Issuer’s Report on the Internet within this period at:

https://www.disclosure.1prime.ru/portal/default.aspx?emid=9724013480.

Condition (x) shall be deemed to have occurred on the date on which the Bondholders’ Representative discloses information on its occurrence;

(y)

if there is no Bondholders’ Representative (not appointed), the Issuer’s failure to disclose the Issuer’s Report on the Internet within the period stipulated by clause 2.3 of this Offer at: https://www.disclosure.1prime.ru/portal/default.aspx?emid=9724013480.

Condition (y) shall be deemed to have occurred if, prior to the deadline provided for by clause 2.3 of this Offer, the Issuer did not disclose the Issuer’s Report.

(hereinbefore and hereinafter collectively referred to as the “Acquisition Grounds”, each condition being an “Acquisition Ground”).

2.2

The Issuer shall provide the Bondholders’ Representative with a report on the occurrence or non-occurrence of Acquisition Grounds (hereinbefore and hereinafter referred to as the “Issuer’s Report”) under and in accordance with an agreement concluded between the Issuer and the Bondholders’ Representative for the provision of services of a representative of holders of Exchange-regulated Bonds.

2.3	The Issuer shall provide the Bondholders’ Representative with the Issuer’s Report on a quarterly basis within the following time frames:

•	in respect of the first quarter: not later than 25 May,

•	in respect of the second quarter: not later than 25 August,

•	in respect of the third quarter: not later than 25 November,

•	in respect of the fourth quarter: not later than 30 March.

2.4

If the Issuer’s Report provided to the Bondholders’ Representative contains information on the occurrence of an Acquisition Ground, the Bondholders’ Representative shall disclose information on the occurrence of an Acquisition Ground no later than the Business Day following the date of receipt of such Issuer’s Report on the Internet at: http://www.e-disclosure.ru/portal/company.aspx?id=35599 (or, if the Issuer has determined a new representative of holders of Exchange-regulated Bonds, a different Internet address corresponding to the new representative of holders of Exchange-regulated Bonds).

2.5	The Bondholders’ Representative shall not be obliged to monitor the occurrence of Acquisition Grounds in any other way than provided for by clause 2.2 of this Offer.

2.6

In the event of the occurrence of any Acquisition Ground and acceptance of this Offer in the manner prescribed by section 3 of this Offer, the Offeror shall purchase Exchange-regulated Bonds from the Holders of exchange-regulated bonds in the manner and on the terms specified in sections 3 to 5 of this Offer.

3	OFFER ACCEPTANCE PROCEDURE

3.1

In order to conclude an agreement (transaction) on the purchase/sale of Exchange-regulated Bonds with the Offeror, the Holder of exchange-regulated bonds shall accept this Offer by performing the two following actions:

(i)	Send Notice 1 and accompanying documents to the Offeror

3.2

The first action is that the Holder of exchange-regulated bonds or a person which is a participant in trading at PJSC Moscow Exchange and has been authorized by the Holder of exchange-regulated bonds to make transactions for the sale of Exchange-regulated Bonds at PJSC Moscow Exchange, including the sale of Exchange-regulated Bonds in the manner provided for by this Offer ( the “Authorized Trading Participant”), shall, during the Offer Acceptance Notification Period, send a written notice (hereinbefore and hereinafter referred to as the “Notice 1”) to the Offeror’s Agent in such way as to ensure that the Offeror’s Agent receives Notice 1 no later than the end of the Offer Acceptance Notification Period.

3.3

If the Holder of exchange-regulated bonds transfers its rights and obligations under this Offer to a third party after Notice 1 is served on the Offeror’s Agent, Notice 1 shall be deemed to have not been served.

3.4	Notice 1 shall be signed by the Holder of exchange-regulated bonds or its Authorized Trading Participant and drawn up in the form provided for in Schedule 1 to this Offer.

3.5	The following documents shall be provided together with Notice 1:

(a)	a document (original or notarized copy) confirming the authority of the Authorized Trading Participant (if applicable);

(b)

a Bondholders’ Representative’s securities account statement confirming his rights to the Exchange-regulated Bonds as of the date of determination of the Holders of exchange-regulated bonds entitled to receive Default Coupon Income(s) (if applicable);

(c)	a notarized copy of the agreement pursuant to which the right to receive Default Coupon Income(s) has been transferred to such Holder of exchange-regulated bonds (if applicable).

3.6

Notice 1 and other documents shall be sent by certified or registered mail to the Offeror’s Agent at: 117420, Moscow, Nametkina Street, 16, bldg. 1 or courier at: 119049, Moscow, Korovy Val Street, 7 or such other address as specified in the New Offeror Agent Notice.

Additionally, Notice 1 and copies of the above documents shall be sent by certified or registered mail or courier to the Offeror and the Issuer at:

•	12 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, 1087, Nicosia, Cyprus;

•	117648, Moscow, microdistrict Chertanovo Severnoye, 1A, bldg. 1.

Delivery by courier may be made to the specified addresses daily from 10.00 a.m. to 5.00 p.m. Moscow time within the Offer Acceptance Notification Period. If delivery by courier takes place on a day preceding a public holiday or non-working day in the Russian Federation, Notice 1 and other documents shall be delivered to the Offeror’s Agent before 4:00 p.m. Moscow time on the day preceding the public holiday or non-working day within the Offer Acceptance Notification Period.

In addition, a scanned copy of signed Notice 1 shall be sent to the Offeror’s e-mail address: office@qiwi.com.cy.

3.7

Notice 1 shall be deemed to have been received on the date of delivery by courier to the Offeror’s Agent of duly prepared Notice 1 or on the date of its receipt by the Offeror’s Agent within a postal item certified by the stamp of the postal organization.

3.8	Notice 1 shall be deemed to have been received during the Offer Acceptance Notification Period if it was received during the Offer Acceptance Notification Period by the Offeror’s Agent.

(ii)	Submit a direct order for the sale of Exchange-regulated Bonds / Submit an order for the transfer of Exchange-regulated Bonds to the Offeror’s securities account

3.9

The second action which is necessary for the acceptance of this Offer, is that the Holder of exchange-regulated bonds or its Authorized Trading Participant shall, from 10:30 a.m. to 1:00 p.m. Moscow time on Acquisition Date 1, submit a direct order to sell a certain number of Exchange-regulated Bonds in the trading system of PJSC Moscow Exchange in accordance with the Rules applicable on Acquisition Date 1, addressing it to the Offeror’s Agent, who is a participant in trading at PJSC Moscow Exchange, and indicating the selling price of Exchange-regulated Bonds and settlement code T0.

The selling price of Exchange-regulated Bonds specified in the order for the sale of Exchange-regulated Bonds shall be determined in the manner prescribed by section 4 of this Offer.

The number of Exchange-regulated Bonds specified in the order to sale Exchange-regulated Bonds may not exceed the number of Exchange-regulated Bonds previously specified in Notice 1 sent by the Holder of exchange-regulated bonds.

3.10

An order register extract in the form established by the relevant appendix to the Rules, certified by the signature of an authorized person of PJSC Moscow Exchange, shall constitute sufficient evidence of the submission by the Holder of exchange-regulated bonds or its Authorized Trading Participant of an order for the sale of Exchange-regulated Bonds in accordance with this Offer.

3.11

If, for any reason, there is no trading on the Exchange or such trading is suspended on Acquisition Date 1, or if it is impossible for the Offeror’s Agent to submit orders for the purchase of Exchange-regulated Bonds, or if the Offeror has not performed the actions provided for by clause 5.2 of this Offer, or if the submitted orders of the Holder of exchange-regulated bonds and the Offeror’s Agent for the sale and purchase (respectively) have not been registered at PJSC Moscow Exchange, or the submitted and registered orders of the Holder of exchange-regulated bonds and the Offeror’s Agent for the sale and purchase (respectively) have not been fulfilled for any reason, or PJSC Moscow Exchange, or the NSD or a clearing organization do not carry out / do not ensure the settlement in the trading system of PJSC Moscow Exchange of the transaction made as a result of submission of an order by the Holder of exchange-regulated bonds and of a matching order by the Offeror’s Agent in any part, the relevant agreement for the sale and purchase of Exchange-regulated Bonds shall be fulfilled in the manner provided for by clause 3.12 of this Offer.

3.12

In the cases provided for by clause 3.11 of this Offer, the second action which is necessary for the acceptance of this Offer is that the Holder of exchange-regulated bonds or its Authorized Trading Participant shall, no later than 12:00 p.m. Moscow time on Acquisition Date 2, submit an order for the transfer of as many Exchange-regulated Bonds as specified in Notice 1 to a securities account opened with the NSD by the Offeror or its authorized person, subject to clause 5.3 of the Offer.

Not later than two Business Days prior to Acquisition Date 2 (excluding Acquisition Date 2) the Holder of exchange-regulated bonds or its Authorized Trading Participant shall send a written notice (the “Notice 2”) to the Offeror’s Agent in the form provided for in Schedule 2 to this Offer.

3.13	The Offer shall not be deemed duly accepted and the Offeror shall not be obliged to fulfill the Offer in respect of:

(a)

the Holders of exchange-regulated bonds who did not submit Notice 1 and/or other documents (if applicable) provided for by clauses 3.2 to 3.8 of this Offer during the Offer Acceptance Notification Period;

(b)	the Holders of exchange-regulated bonds who have submitted Notice 1 that does not meet the requirements established by this Offer.

4	PRICE

4.1

The selling price of Exchange-regulated Bonds under a transaction to be made as a result of the acceptance of this Offer by the relevant Holder of exchange-regulated bonds shall be determined as the sum of:

(1) the par value (outstanding part of the par value) of Exchange-regulated Bonds,

(2) the accumulated coupon income from Exchange-regulated bonds calculated as of Acquisition Date 1 or Acquisition Date 2 (depending on the fulfillment procedure for the relevant agreement for the sale and purchase of Exchange-regulated Bonds) in accordance with the procedure specified in the Issue Documents, and, if the Issuer has delayed the fulfillment of the obligation to pay interest income under Exchange-regulated Bonds for more than ten (10) Business Days,

(3) Default Coupon Income or the sum of Default Coupon Incomes (if the Issuer has delayed the fulfillment of the obligation to pay more than one interest income under Exchange-regulated Bonds).

The amount of Default Coupon Income (sum of Default Coupon Incomes) shall be taken into account in determining the selling price of Exchange-regulated Bonds in respect of the relevant Holder of exchange-regulated bonds if the Acceptor’s corresponding right to the Default Coupon Income (the sum of Default Coupon Incomes) has been confirmed in the manner provided for by sub-clause (b) and /or (c) of clause 3.5 of this Offer.

4.2

When using the Trading System of PJSC Moscow Exchange to fulfill agreements concluded by accepting the Offer (clauses 3.9, 5.2 of this Offer), the selling price of Exchange-regulated Bonds shall be determined with an accuracy of ten kopecks (one decimal place). The price shall be rounded up, i.e. the first number after the decimal point shall not change if the second number is 0 and shall increase by one if the second number is anything from 1 to 9.

5	FULFILLMENT PROCEDURE FOR AGREEMENTS CONCLUDED BY ACCEPTING THE OFFER

5.1

Any agreement concluded by accepting this Offer shall be fulfilled using the Trading System of PJSC Moscow Exchange (clause 5.2 of this Offer), except for the cases provided for by clause 3.11 of this Offer, where the agreement shall be fulfilled using the NSD on a delivery versus payment basis (clause 5.3 of this Offer).

5.2

In order to fulfill an agreement using the Trading System of PJSC Moscow Exchange, the Offeror shall, acting through the Offeror’s Agent, submit direct orders from 2:00 p.m. to 6:00 p.m. Moscow time on Acquisition Date 1 to match the selling orders submitted in accordance with clause 3.9 of this Offer that are in the trading system at the time of such submission.

In this case, the Offeror’s obligations under the accepted Offer shall be deemed fulfilled from the moment that the Offeror has paid for the purchased Exchange-regulated Bonds (fulfillment of the “delivery against payment” condition) in accordance with the Rules.

5.3

In the cases specified in clause 3.11 of this Offer, Exchange-regulated Bonds shall be purchased on Acquisition Date 2 from the Acceptor by transferring the Exchange-regulated Bonds from a securities account opened with the NSD by the Acceptor or its authorized person to a securities account opened with the NSD by the Offeror or its authorized person and transferring the relevant amount of funds from a bank account opened with the NSD by the Offeror or its authorized person to a bank account opened with the NSD by the Acceptor or the person authorized by the Acceptor to receive funds for the Exchange-regulated Bonds.

Exchange-regulated Bonds shall be transferred in accordance with the rules established by the NSD for transferring securities on matching orders from the sender and the recipient on a delivery versus payment basis.

In order to make transactions for the sale of Exchange-regulated Bonds, the Acceptor or a person authorized by the Acceptor to receive funds for the Exchange-regulated Bonds shall have an opened bank account in Russian rubles and, if settlements for the Exchange-regulated Bonds are to be made in a foreign currency, a bank account in the relevant foreign currency opened with the NSD as an account for transferring securities on a delivery versus payment basis. The procedure and time limits for opening a bank account with the NSD are governed by the laws of the Russian Federation, regulations of the Bank of Russia, and an agreement with the NSD.

No later than 1:00 p.m. Moscow time on Acquisition Date 2, the Offeror shall submit, in respect of each of the Acceptor’s orders specified in clause 3.12 of this Offer, a matching securities order for the transfer of Exchange-regulated Bonds from a securities account opened with the NSD by the Acceptor or its authorized person to a securities account opened with the NSD by the Offeror or its authorized person and a payment order for the transfer of the relevant amount of funds from a bank account opened with the NSD by the Offeror or its authorized person to a bank account opened with the NSD by the Acceptor or its authorized person.

In this case, the Offeror’s obligations under the accepted irrevocable Offer shall be deemed fulfilled from the moment that the funds are credited to the bank account opened with the NSD by the Acceptor or its authorized person.

5.4

The obligation of the Holder of exchange-regulated bonds to transfer the Exchange-regulated Bonds to the Offeror shall be deemed fulfilled from the moment that the Exchange-regulated Bonds are credited to the Offeror’s securities account.

6	REPRESENTATIONS AND WARRANTIES

6.1	The Offeror represents and warrants that:

(i)	the Offeror has the legal capacity to sign and announce this Offer and purchase Exchange-regulated Bonds and fulfill its obligations under this Offer;

(ii)	the person who has signed this Offer on behalf of the Offeror has the right to sign this Offer;

(iii)	the Offeror has obtained all necessary corporate and other internal approvals necessary for the signing and announcement of, and the purchase of Exchange-regulated Bonds under this Offer.

7	APPLICABLE LAW. DISPUTE RESOLUTION.

7.1	This Offer and any transactions arising herefrom shall be governed and construed in accordance with the laws of the Russian Federation.

7.2

Any disputes and controversies arising out of, or in connection with this Offer, or out of transactions made by accepting this Offer shall be resolved in accordance with the current legislation of the Russian Federation and referred to the International Commercial Arbitration Court at the Chamber of Commerce and Industry of the Russian Federation in accordance with the applicable rules and regulations of this court.

8	FINAL PROVISIONS

8.1

This Offer may not be revoked from the moment of its receipt by the addressee, as such moment is defined in clause 8.2 of this Offer, and shall remain in force until sixty (60) calendar days after the Issuer has fully redeemed the Exchange-regulated Bonds. The Offer shall not terminate upon completion of any Offer Acceptance Notification Period and fulfillment of individual agreements for the sale and purchase of Exchange-regulated Bonds that have been concluded as a result of acceptance of this Offer by the Holders of exchange-regulated bonds.

8.2	This Offer shall be deemed received by the addressee at the time that the text of this Offer is made available on the Offeror’s Page.

8.3	The Offer is signed in triplicate. The original copies of this Offer shall be kept by the Offeror, the Issuer and the Bondholders’ Representative.

8.4	The Offeror’s accounts:

The Offeror shall, not later than five (5) Business Days prior to the Acquisition Date 1, disclose the Offeror’s bank details and the details of the Offeror’s securities account on the Offeror’s Page and at https://old-corp.qiwi.com/business/insider, https://investor.qiwi.com/.

Signature: /s/

Full name: Philios Yiangou

Title: Deputy Chief Executive Officer

SCHEDULE 1

NOTICE 1 FORM

[to be drawn up on letterhead if available]

[date]

Hereby [full name of the Holder of exchange-regulated bonds] (the “Holder of exchange-regulated bonds”)

announces the intention to sell to [QIWI PLC, a legal entity incorporated under the laws of the Republic of Cyprus, registration number: HE 193010, legal address: 12 Kennedy Avenue, Kennedy Business Centre, Office 203, Nicosia, 1087, Cyprus / [indicate a changed name, registration number, legal address of the Offeror, if any] (the “Offeror”) uncertificated interest-bearing non-convertible centrally recorded Exchange-regulated Bonds of QIWI Finance Limited Liability Company (the “Issuer”), series 001P-01, issue registration number 4B02-01-00011-L-001P dated October 06, 2020, placed under the Exchange-regulated Bonds program to which PJSC Moscow Exchange assigned registration number 4-00011-L-001P-02E on 11 September 2020 (the “Offer”).

Registration address of the Holder of exchange-regulated bonds / Location of the Holder of exchange-regulated bonds: ______________________________.

Postal address of the Holder of exchange-regulated bonds: ____________________________.

E-mail address of the Holder of exchange-regulated bonds: ___________________________.

Tax status of the Holder of exchange-regulated bonds (resident, non-resident with a permanent establishment in the Russian Federation, non-resident without a permanent establishment in the Russian Federation): ___________________________________.

INN/KIO (LEI) of the Holder of exchange-regulated bonds (if any): ____________________.

OGRN or other registration code of the Holder of exchange-regulated bonds (if any): ______.

The full name of the person that is a participant in trading at PJSC Moscow Exchange and has been authorized by the Holder of exchange-regulated bonds to make transactions for the sale of Exchange-regulated Bonds at PJSC Moscow Exchange, including the sale of Exchange-regulated Bonds in the manner provided for by the Offer (the “Authorized Trading Participant”): _______________________________________________________________

Location of the Authorized Trading Participant*: ____________________________________

Postal address of the Authorized Trading Participant*: ________________________________

E-mail address of the Authorized Trading Participant*: _______________________________

Telephone number of the Authorized Trading Participant*: ____________________________

Number of Exchange-regulated Bonds offered for sale (in figures and words): ______________

Bank account details (if the relevant Exchange-regulated Bonds sale and purchase agreement is to be fulfilled in the manner provided for by clauses 3.11 and 3.12 of the Offer; bank account details shall be specified in accordance with the rules of the NSD for transferring securities on matching orders on a delivery versus payment basis): ______________________________________________________________________

Signature, Seal of the Authorized Trading Participant (or, if the Authorized Trading Participant is not involved, the Holder of exchange-regulated bonds)

*Or an indication that the Holder of exchange-regulated bonds is a trading participant.

All fields in this form are mandatory.

SCHEDULE 2

NOTICE 2 FORM

[to be drawn up on letterhead if available]

[date]

Hereby [Full name of the Holder of exchange-regulated bonds] (the “Holder of exchange-regulated bonds”)

announces the intention to sell to [QIWI PLC, a legal entity incorporated under the laws of the Republic of Cyprus, registration number: HE 193010, legal address: 12 Kennedy Avenue, Kennedy Business Centre, Office 203, Nicosia, 1087, Cyprus / [indicate a changed name, registration number, legal address of the Offeror, if any] (the “Offeror”) uncertificated interest-bearing non-convertible centrally recorded Exchange-regulated Bonds of QIWI Finance Limited Liability Company (the “Issuer”), series 001P-01, issue registration number 4B02-01-00011-L-001P dated October 06, 2020, placed under the Exchange-regulated Bonds program to which PJSC Moscow Exchange assigned registration number 4-00011-L-001P-02E on 11 September 2020 (the “Offer”).

Registration address of the Holder of exchange-regulated bonds / Location of the Holder of exchange-regulated bonds: ______________________________.

Postal address of the Holder of exchange-regulated bonds: ____________________________.

E-mail address of the Holder of exchange-regulated bonds: ___________________________.

Tax status of the Holder of exchange-regulated bonds (resident, non-resident with a permanent establishment in the Russian Federation, non-resident without a permanent establishment in the Russian Federation): ___________________________________.

INN/KIO (LEI) of the Holder of exchange-regulated bonds (if any): ____________________.

OGRN or other registration code of the Holder of exchange-regulated bonds (if any): ______.

Number of Exchange-regulated Bonds offered for sale (in figures and words): ______________

Bank account details (if the relevant Exchange-regulated Bonds sale and purchase agreement is to be fulfilled in the manner provided for by clauses 3.11 and 3.12 of the Offer; bank account details shall be specified in accordance with the rules of the NSD for transferring securities on matching orders on a delivery versus payment basis): ______________________________________________________________________

Other data required for submitting a matching securities order (according to the NSD rules):

Order submitter

Indicate the depositary code and short official name (not more than 120 characters) of the Order Submitter:

Client – Sender of Securities under Transactions with Code 16/2.

Client – Recipient of Securities under Transactions with Code 16/3;

The field “Order Submitter” must necessarily match the field “Counterparty” in a matching securities order.

Counterparty

Indicate the depositary code and short official name (not more than 120 characters) of the counterparty under the transaction:

Client – Recipient of Securities under Transactions with Code 16/2;

Client – Sender of Securities under Transactions with Code 16/3;

The field “Counterparty” must necessarily match the field “Order Submitter” in the matching securities order.

TO THE SECURITIES ACCOUNT OF: Client Securities sub-account

Indicate the Securities Account number, the short official name of the Client – Recipient of Securities and the Securities Sub-Account code to which the securities are credited.

The fields must necessarily match in the orders of the Client – Sender of Securities and the Client – Recipient of Securities.

Instead of the Securities Account number (12 characters) and the Securities Sub-Account code (17 characters), it is allowed to indicate the Securities Sub-Account identification number (8 characters, Arabic numerals only) assigned in the Depository’s recordkeeping system upon opening a Securities Sub-Account in a particular Securities Account.

Trade No.

Indicate the trade number (no more than 16 characters).

May include uppercase Latin letters and/or numbers in random order. The use of other characters or symbols is not allowed. The field value must necessarily match in the Clients’ matching securities orders.

The trade number must be unique in the context of trades concluded by the Client on one business day if settlements are made on a delivery versus payment basis using the Clients’ bank accounts opened with the Depository.

If trades are settled using the Clients’ bank accounts opened with the Depository, the field value must necessarily match the corresponding characters in the trade reference generated in accordance with appendix No. 3 to the Procedure and specified in the first line of the field “Purpose of payment” of the payment order of the sender of funds (the payer of funds).

Trade date	Indicate the trade date in the format DD.MM.YYYY. The field must necessarily match in the orders of the Client – Sender of Securities and the Client – Recipient of Securities.

Payee’s credit institution’s BIC	Indicate the payee’s credit institution’s BIC (either a Russian or S.W.I.F.T. BIC).

Payment currency	Indicate the international payment currency code (for example, USD for US dollars, RUB for rubles, EUR for euros). For a transaction with code 16/3, when filling in the “Delivery versus Payment” field (if the NSD settlement document is based on the information contained in the Order of the Client – Recipient of Securities), only the currency code RUB may be indicated.

Payment amount

Indicate the payment amount.

The field must necessarily match in the Orders of the Client – Recipient of Securities and the Client – Sender of Securities.

Must be indicated in numbers and words if the Order is in hard copy.

Securities code

Indicate the depositary code of the security (issue, series/tranche) in accordance with the Depository’s recordkeeping system.

The field must necessarily match in the Orders of the Client – Recipient of Securities and the Client – Sender of Securities.

Order execution date/period

Indicate the execution start and end date of the Order in the format DD.MM.YYYY HH:MM.

Clients who have concluded an agreement on the exchange of electronic documents have the right to indicate additionally the execution start time of the Order in the format HH:00:00. In this case, the Depository will start the execution of the Order not earlier than the hour specified in the Order as the execution start time.

The end dates in the “Order execution date/period” field (in the format DD.MM.YYYY HH:MM) must necessarily match in the matching Orders of the Client – Sender of Securities and the Client – Recipient of Securities.

The start and end dates in the period of execution of the matching Orders must correspond to the date of execution of the payment order.

For a transaction with code 16/3, when filling in the “Delivery versus Payment” field (if the NSD settlement document is based on the information contained in the Order of the Client – Recipient of Securities), the period between the date of drawing up the Order by the Client – Recipient of Securities and the end date of execution of this Order may not exceed 10 days.

Signature, Seal (if any) of the Holder of exchange-regulated bonds.

All fields in this form are mandatory.